September 7, 2006

Mark P. Shuman
Branch Chief—Legal
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

  Re:
  Acme Packet, Inc.
  Registration Statement on Form S-1 File No. 333-134683

Dear Mr. Shuman:

        On behalf of our client, Acme Packet, Inc., a Delaware corporation (the "Company"), submitted herewith please find Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-134683, of the Company (as amended, the "Registration Statement"). The Registration Statement has been revised to respond to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated August 31, 2006 (the "Comment Letter") and to effect updating and other changes.

        Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers in each response refer to page numbers of the Registration Statement as submitted on the date of this letter.

Prospectus Gatefold

1.     Please revise your graphics to include a legend that identifies each symbol.

  Response:    In response to the Staff's comment, the Company has revised the graphic on the prospectus gatefold to include a legend that identifies each symbol used in the graphic.

Prospectus Summary, page 1

2.
We refer you to prior comment 7 and note the revisions to your prospectus as a result of our prior comment. In this regard, we note that you discuss cable service providers, wireline and mobile wireless telecommunications companies as "interactive communications service providers," in the third paragraph under the subsection "Overview." Please revise your Prospectus Summary to clarify the term "interactive communications service providers" to explain that the providers are made up of cable service providers, wireline and mobile wireless telecommunications companies the first time you use this term.

  Response:    In response to the Staff's comment, the Company has revised the first sentence of the section entitled "Overview" on page 1 of the Registration Statement and the first sentence of the section entitled "Business—Overview" on page 63 of the Registration Statement to clarify that the term "interactive communications service provider" and the term "service provider" used throughout the Registration Statement include cable service providers, wireline and mobile wireless telecommunications service providers, information service providers and data transport service providers.

Risk Factors, page 7

We rely on many distribution partners to assist in selling our products..., page 13

3.
We refer you to prior comment 13. You disclose that many aspects of your "partner relationships are contractual in nature." Please revise your disclosure to describe the nature of your contractual relationships with your distribution partners. For example, disclose any agreements that Acme has entered into with the referenced distribution partners and the general terms under which the agreements have been established. Also, to the extent applicable, revise to disclose whether you are dependent upon one or more distribution partners and the risks that result from your dependence. If you continue to believe that Acme is not materially dependent upon any one distribution partner, please advise of the basis of its belief in response to this comment.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in the risk factor on pages 13-14 of the Registration Statement to describe the nature of the Company's contractual relationships with its distribution partners. The Company has not added disclosure to this risk factor stating that it is dependent on any one distribution partner because the Company is not dependent on any one distribution partner. As stated in the disclosure currently set forth in the risk factor, the Company is highly dependent upon the Company's distribution partners as a group because the Company has derived a significant portion of its revenue from sales through its distribution partners. In each of the last two fiscal years, no individual distribution partner has accounted for more than fifteen percent (15%) of the Company's total product revenues and the Company does not anticipate that any one distribution partner will account for more than fifteen percent (15%) of the Company's total product revenues this fiscal year. In addition, none of the Company's current contractual arrangements with any of its distribution partners provides for minimum purchases of products of the Company by any of its distribution partners such that the Company would be in a position to rely and count on such purchases. For these reasons, the Company does not feel that it is materially dependent upon any one distribution partner.

Our dependence on outside contractors for critical manufacturing services..., page 19

4.
Although we understand that Acme does not have written agreements with Jabil Circuit, Tyco Electronics or Benchmark Electronics, the disclosure should better describe any arrangements or agreements with the manufacturers it is dependent upon, whether written or otherwise. For example, we note that your disclosure on page 71 states that "products are purchased pursuant to purchase orders." In this regard, the nature of the relationship between Acme and its manufacturers is necessary to evaluate the risk factor.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in the risk factor on page 19 of the Registration Statement and under the section entitled "Business—Manufacturing" on pages 77-78 of the Registration Statement to describe the nature of the Company's relationships with its manufacturers.

We purchase component parts used in our products from single or limited sources..., page 18

5.
We refer you to prior comment 14. Please revise your risk factor to better describe the nature of the contracts between Acme and its suppliers of component parts. For example, expand your disclosure to describe the general provisions of your supply contracts that do not have a term greater than a year. If these contracts do not require that your suppliers fulfill any of your purchase orders, what provisions make up your supply contracts with your suppliers? Also, please advise of the basis for your belief that "[t]he Company does not believe that any of its agreements with its component vendors are material pursuant to Item 601(b)(10) of Regulation S-K," as noted in your response to prior comment 14.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in the risk factor on pages 19-20 of the Registration Statement and under the section entitled "Business—Manufacturing" on pages 77-78 of the Registration Statement to describe the nature of the Company's relationships with its manufacturers.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 31

Overview, page 32

Background, page 32

6.
We refer you to prior comment 18. We direct your attention to the disclosure that "new technologies may render the functionality of the SBC unnecessary." Please revise your disclosure to expand upon this statement and discuss the competing technologies that could render the functionality of the SBC unnecessary and the viability of these other technologies. This disclosure should provide a materially complete description of the future of the SBC industry and its future viability.

  Response:    In response to the Staff's prior comment 18, the Company has included disclosure in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Background" on page 33 of the Registration Statement to discuss risks that could limit the growth or viability of the session border controller, or SBC, industry. As discussed with the Staff in a telephone conference with Mr. Werbitt and Ms. Parker on September 1, 2006, in response to current comment 6, the Company has revised its previous disclosure to refer to the risk of existing network element providers offering similar functionality in their existing products.

Results of Operations, page 39

Comparison of Six Months Ended June 30, 2005 and 2006, page 40

7.
You disclose that Acme increased product sales both domestically and internationally. Please quantify. Similarly, quantify the amount that revenues increased from United States and Canadian customers. Further, your disclosure should quantify, where possible, the increase in direct product revenue and indirect revenue, respectively, as it relates to the concentration of your domestic and international revenues. Disclosure pursuant to other periods should be described in a similar manner.

  Response:    In response to the Staff's comment, the Company has expanded its disclosure on page 45 of the Registration Statement to quantify the increase in product revenue from both direct and indirect sales channels and the composition of these increases between United States and Canadian customers and international customers. This disclosure has also been added to the discussion in the comparison of the years ended December 31, 2004 and 2005 on page 49 of the Registration Statement and to the discussion of the comparison of the years ended December 31, 2003 and 2004 on pages 53 of the Registration Statement.

8.
Please expand your disclosure to discuss the "large deployments" that occurred during this period and quantify the amount of revenue attributable to these deployments. To the extent that "the growth in [y]our installed product base" resulted from these deployments, please explain. Additionally, your disclosure should discuss the other material reasons for the $18.6 million increase in product revenue.

  Response:    In response to the Staff's comment, the Company respectfully submits that the large deployments that occurred during this period are one of several factors that were attributable to the increase in product revenue. The general worldwide increase in the session border controller market and the increase in the number of the Company's partners and end user customers were also factors. As disclosed, the Company sells its products to approximately 300 end user customers in over 55 countries worldwide. In any one particular reporting period, one or several of the Company's customers may deploy the Company's products in a meaningful manner. The disclosure of these large deployments was made so as to explain one of the reasons for the significant increase in revenue from United States and Canadian customers.

  The Company has added disclosure on page 45 of the Registration Statement that the increase in the number of systems sold in the six months ended June 30, 2006 "reflects the growth in the worldwide market for our products".

Comparison of Years Ended December 31, 2004 and 2005, page 44

9.
We note your response to prior comment 21. As previously requested, your disclosure should be expanded to provide a materially complete discussion regarding the changes in your revenue internationally for each period disclosed. For example, we note that the percentage of your product revenue realized through sales in the United States and Canada have increased 9% from the year ended December 31, 2004 to the year ended December 31, 2005, 10% from the period ended June 30, 2005 to the period ended June 30, 2006 and 26% from the year ended December 31, 2003 to the year ended December 31, 2004. Please revise to explain with more specificity why there was a material change in the revenue realized through sales in the United States and Canada and discuss your decreasing revenue generated from countries outside North America.

  Response:    As discussed with the Staff in a telephone conference with Mr. Werbitt and Ms. Parker on September 1, 2006, and as disclosed in the each of the periods covered, the Company's total revenue, both through sales in the United States and Canada and through sales internationally, have increased and there has not been any period that resulted in decreasing revenue generated from countries outside of the United States and Canada. Given the fact that the Company only tracks its revenue geographically by sales in the United States and Canada on the one hand and the rest of the world on the other, an increase in one geographic reporting segment at a rate greater than the other will result in a decrease in the other's percentage of the Company's total revenue based on geographic reporting segment. For example, notwithstanding the fact that the percentage of the Company's total revenue generated from outside of the United States and Canada decreased from 76% to 50%, from 50% to 41% and from 44% to 35%, respectively, in the comparison of the year ended December 31, 2003 to the year ended December 31, 2004, the year ended December 31, 2004 to the year ended December 31, 2005 and the six months ended June 30, 2005 to the six months ended June 30, 2006, respectively, the Company did experience a 213%, 86% and 82% increase in revenue outside of the United States and Canada during those periods, respectively. As disclosed elsewhere in the Registration Statement, there are many factors that service providers consider in adopting new technology, regardless of their geography. Given the foregoing, as well as the infancy of the session border controller market and the Company's limited sales history, the

  Company is not certain that its revenue history provides any insight on any sales trend by geographic reporting segment. To the extent that the Company has noticed additional factors that have contributed to the increasing revenue from sales in the United States and Canada vis-à-vis the rest of the world, the Company has noted them in its disclosure. These include the fact that the Company has experienced larger deployments in the United States and Canada in recent periods and that most revenue generated in the United States and Canada is the result of direct selling efforts, resulting in a higher average selling price for products sold in the United States and Canada. The Company continues to focus on selling products to service providers regardless of their geography and cannot predict whether sales in the United States and Canada will continue to increase at a greater rate than sales in the rest of the world, or vice versa.

10.
We note your response to prior comment 22. We continue to believe that your disclosure should be revised to further discuss the changes in your product software configuration mix. In lieu of quantifying your average selling price, you may provide narrative disclosure that describes the impact of your changing product configuration mix on your revenue. For example, as you note in your response, explain how the product configuration mix impacts the selling price of your products and discuss the relationship between the changing configuration mix and your increased revenue. Although we note your response to prior comment 20, it appears that a discussion regarding the mix of new customers versus existing customers may be necessary to provide a materially complete discussion of the changes in your product configuration mix which has contributed to the increase in product revenue.

  Response:    In response to the Staff's comment, the Company has added disclosure on page 49 of the Registration Statement that the product configuration, which reflects the mix of session capacity and requested features, determines the price for each SBC sold. Customers can license the Company's software in various configurations, depending on the customers' requirements for session capacity, feature groups and protocols. The product software configuration mix will have a direct impact on the average selling price of the system sold. Systems with higher software content (higher session capacity and a higher number of feature groups) will generally have a higher average selling price than those systems sold with a lower software content.

  The Company respectfully submits that it has not included a discussion regarding the new customers and existing customers, as the Company believes that the mix of existing customers and new is not relevant to the customers' product configuration mix and the increase in product revenue, and therefore, such discussion would not be material to investors, and could be confusing to investors.

11.
Other than a change in the configuration mix of your products, it is unclear why your product revenue increased $16.4 million in 2005. Please disclose any additional reasons for the increased revenue in 2005. In this regard, your disclosure should include a meaningful discussion to explain the cause of your increased revenues, including, but not limited to new products or increased sales of specific products and/or changes in the market for your products. To the extent applicable, corresponding revisions should be made to the disclosure regarding other periods.

  Response:    As discussed with the Staff in a telephone conference with Mr. Werbitt and Ms. Parker on September 1, 2006, and as previously disclosed in the Registration Statement, the Company believes that the major factor driving the $16.4 million increase in product revenue in 2005 was the result of the increase in the number of systems sold in 2005, which reflects the growth in the worldwide market for our products. In its disclosure, the Company also notes that the market for its product began to develop during such time, that its product revenue in the United States and Canada increased during that period and that an increase in the average selling price due to changes in the configuration mix of its products generally all contributed to the increase in product revenue during that period. In response to the Staff's comment, the Company has added disclosure on page 49 of the Registration Statement that the increase in the number of systems sold in 2005 "reflects the growth in the worldwide market for our products". The Company has further revised its disclosure, in this period and others, to note that most of its revenue in the United States and Canada was generated through its direct selling efforts resulting in a higher average selling price. The Company is not aware of any other trends or reasons for the increase in revenue in 2005.

12.
We refer you to prior comment 24. We continue to note that product gross margin increased to 10% due to reduced per system costs paid to your third party manufacturer and increased percentage of revenue generated by your direct sales channel. Please revise to discuss the reasons for these changes. Also, provide appropriate trend information discussing your increased gross margin, including a discussion of your reduced per system costs and increasing direct sales that may continue to impact your gross margin moving forward. For example, what is the impact on your gross margin if the mix between direct sales and indirect sales continue to change? How is your increasing direct sales consistent with your intent to increase indirect sales discussed on page 69? Further, revise to explain why your gross margin on maintenance, support and service revenue was not accompanied by an increase in costs. Similar disclosure should be included for the discussion of your cost of revenue and gross profit for other periods.

  Response:    In response to the Staff's comment, the Company has revised its disclosure on page 50 of the Registration Statement to reflect the impact of the increase in the average selling price of its products on the increase in gross margin. The Company has also expanded its disclosure to discuss the factors contributing to the reduced per system costs paid to its contract manufacturer.

  The Company has also expanded its disclosure on page 50 of the Registration Statement in its discussion of the increase in the gross margin for maintenance and support revenue between 2004 and 2005. It should be noted that there was an increase in costs for maintenance, support and service in the amount of $618,000 between 2004 and 2005. However this rate of increase was lower than the rate of increase in maintenance support and service revenue.

  The Company has added similar disclosure on page 46 of the Registration Statement with respect to the comparison between the six months ended June 30, 2005 and the six months ended June 30, 2006. The Company has also added commentary as to its expectations as to its gross margins in future periods.

13.
You disclose on page 44 that in 2004, a "substantial portion" of your product revenue was realized through indirect sales in Asia and Europe. Please quantify the revenue increase that was attributable to indirect sales in Asia and Europe. Also, revise to disclose the reasons that revenue increased in these particular areas. See comment 10, above.

  Response:    In response to the Staff's comment, the Company has expanded its disclosure on page 53 of the Registration Statement to quantify the percentage of total 2003 revenue and 2004 revenue represented by sales to customers located in Japan (60% in 2003 and 12% in 2004) and Italy (11% in 2003 and 17% in 2004). In addition, the Company also added disclosure setting forth the increase in 2004 from 2003 in total product revenue attributable to Asia and Europe. Please note that on both page 53 of the

  Registration Statement the Company has noted that that the reasons for the growth in these particular areas was due to the fact that these were the regions where the markets for its products first developed.

Business, page 57

General

14.
We refer you to prior comment 27 and note your response that it is Acme's belief that the disclosure of the dollar amount of backlog orders would be misleading because all orders may be cancelled at any time prior to shipment. In view of your response, it appears that your concerns regarding the disclosure of your backlog may be addressed by explanatory language in your prospectus. Please revise accordingly. See Item 101(c)(1)(viii) of Regulation S-K.

  Response:    As discussed with the Staff in a telephone conference with Mr. Werbitt and Ms. Parker on September 1, 2006 and as stated in its response to the Staff's previous comment 27, the Company respectfully submits that disclosure with respect to backlog would not be helpful to investors, even if accompanied with explanatory language in the Registration Statement. As discussed and previously submitted to the Staff, the Company does not have or require firm orders for its products, meaning that all orders may be cancelled at any time by the customers prior to shipment. The Company believes that any explanatory note would have to indicate that, because all orders are not binding, investors should not rely on such numbers as an indication of future revenue or performance. The Company, therefore continues to believe that numerical disclosure regarding the value of backlog, even with the inclusion of explanatory language, will be confusing, and potentially misleading, to investors, as the Company would provide a specific backlog amount and then instruct investors to disregard that amount. Accordingly, the Company has not provided disclosure regarding backlog in the Registration Statement.

15.
We refer you to your response to prior comment 28. Please revise your disclosure to provide a cross-reference to the graphic illustration of network interconnects and locations that is on the inside front cover of the prospectus.

  Response:    In response to the Staff's comments, the Company has included a cross-reference on page 64 of the Registration Statement to the graphic illustration that appears on the gatefold of the Prospectus.

16.
We refer you to prior comment 29. Although you have revised your prospectus to provide further explanation of some referenced industry terms, it appears that there is additional disclosure that requires explanation. For example, for foundation purposes, please revise to explain the term Internet Protocol. Due to the nature of your business and your products a cursory understanding of the term Internet Protocol is necessary. For example, it should be clear from your disclosure that Internet Protocol is the method by which data is sent from one computer to another on the Internet. Further, revise your disclosure to explain the term "carrier-class platform" as it relates to the SBCs you have designed. We remind you that explanatory language regarding industry terms should be disclosed the first time the term is used in the prospectus.

  Response:    In response to the Staff's comment, the Company has further revised its disclosure on pages 1 and 63 of the Registration Statement to provide explanatory language regarding the term "Internet Protocol", on pages 2 and 68 of the Registration Statement to provide explanatory language regarding the term "carrier-class", and generally throughout to provide additional explanatory language regarding industry terms the first time the such terms are used in the Registration Statement.

Our Products, page 65

17.
You discuss signaling and media control on pages 60 and 67. Please revise to explain the signaling function and the media function and clarify the distinction between having the media control and the signaling control supported on the same hardware platform and on two separate hardware platforms.

  Response:    In response to the Staff's comment, the Company has included a cross-reference on page 73 of the Registration Statement to the extensive discussion explaining the signaling service and media control functions appearing on page 70 of the Registration Statement and has included additional disclosure discussing why a service provider may want an integrated or decomposed SBC solution.

Distribution Partners, page 67

18.
We note your response to prior comment 35. Please advise of the basis for your belief that Acme is not materially dependent on any one of its distribution partners and that no individual agreement with a distribution partner is material pursuant to 601(b)(10) of Regulation S-K.

  Response:    Although the Company is highly dependent upon the Company's distribution partners as a group because the Company has derived a significant portion of its revenue from sales through its distribution partners, the Company does not believe that it is materially dependent on any individual agreement with any one of its distribution partners. In each of the last two fiscal years, no individual distribution partner has accounted for more than fifteen percent (15%) of the Company's total product revenues and the Company does not anticipate that any one distribution partner will account for more than fifteen percent (15%) of the Company's total product revenues this fiscal year. In addition, none of the Company's current contractual arrangements with any of its distribution partners provides for minimum purchases of products of the Company by any of its distribution partners such that the Company would be in a position to rely and count on such purchases. Because the Company is not materially dependent on its agreement with any one of its distribution partners, none of these individual agreements is material for purposes of Item 601(b)(10) of Regulation S-K.

19.
We direct you to the discussion regarding the agreements typically entered into with your distribution partners. Please expand your discussion to disclose the typical duration of the agreements. If the agreements are "at-will" or do not have a pre-determined duration, please disclose.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in the section entitled "Business—Distribution Partners" on page 75 of the Registration Statement to disclose the typical duration of the Company's agreements with its distribution partners.

20.
We refer you to the partial listing of your distributors and resellers. Please revise to disclose the criteria that was used by Acme to choose the named distributors and resellers. Similarly, revise to disclose the criteria used to choose the partial listing of your end-users named on page 70.

  Response:    As agreed with the Staff in a telephone conference with Mr. Werbitt and Ms. Parker on September 1, 2006, the Company respectfully submits the criteria used to disclose the named distribution partners and resellers as well as the partial listing of the Company's end-user customers.

  With respect to the Company's resellers and distributors, the Company identified all such distributors and resellers with cumulative revenues in excess of $150,000 during the period from the Company's inception through July 31, 2006, the targeted population for distribution partners and reseller. This population of twenty-four (24) out of the Company's thirty-two (32) distribution partners and resellers represented over 95% of the Company's indirect revenues during this period. The Company has chosen to disclose a representative sampling of the targeted population of distribution partners and resellers. The eleven named distributors and resellers account for 51% of the total cumulative revenues of the targeted population of distribution partners and resellers, and represent 46% of the targeted population of distribution partners and resellers.

  With respect to the Company's end-user customers, the Company identified all end-user customers with cumulative revenues in excess of $100,000 during the period from the Company's inception through July 31, 2006, the targeted population for end-user customers. This population of one hundred and twenty-five (125) represented over 85% of the Company's total revenues during this period. The Company has chosen to disclose a representative sampling of the targeted population for end-user customers that have generated revenues in excess of $100,000. The forty-eight (48) named end-user customers, together with Sprint and Time Warner Cable, both of which are listed in the following paragraph, but for whom the Company does not have legal consent to disclose in the customer table, account for 63% of the total cumulative revenues of the targeted population of end-user customers, and represent 40% of the targeted population of end-user customers.

Customers, page 67

21.
We refer you to prior comment 36. In response to this comment, you advise that Acme has not had sales in any one of the 55 individual foreign countries that generated a significant or material portion of its revenues during any one of the past three fiscal years. Please advise of the basis of your belief. Your response should advise of the percentage of sales to all countries over 10% and be accompanied by an analysis why sales to these countries are not material. See Rule 418 to the Securities Act. In this regard, we direct you to the disclosure on page 44 that in 2004, a substantial portion of your product revenue was realized through indirect sales channels in Japan and Italy. See Item 101(d)(1)(C) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company has expanded its disclosure on page 53 of the Registration Statement to quantify the percentage of total 2003 and 2004 revenue represented by sales to customers located in Japan (60% and 12%, respectively) and Italy (11% and 17%, respectively). The Company respectfully advises the Staff that in no other period did the Company recognize greater than 10% of its revenue from customers located in any one country outside the United States and Canada.

22.
We note your response to prior comment 37. Please disclose that Acme has not entered into any purchase agreements with its customers and that purchase orders are utilized to sell its products. Also, your disclosure should briefly describe the relationship that is established between Acme and its customers as a result of the fact that purchase orders are utilized.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in the section entitled "Business—Customers" on pages 76-77 of the Registration Statement to disclose the Company's standard contracting process with its direct customers and the nature of the legal obligations created between the Company and its direct customers with respect to the purchase of the Company's products as a result of such standard contracting process.

Manufacturing, page 68

23.
You disclose that Acme contracts "substantially all of [its] manufacturing to Jabil Circuit." Please revise to quantify. Also, although you disclose that Acme does "not have long-term supply contracts with any of (its) component suppliers," the nature of the relationship between Acme and its component suppliers is unclear. Please revise to explain this relationship.

  Response:    In response to the Staff's comment, the Company has revised the disclosure in the section entitled "Business—Manufacturing" on page 77 of the Registration Statement to clarify the extent of Jabil Circuit's manufacturing activities with respect to the Company's products. In addition, the Company has revised the disclosure in the section entitled "Business—Manufacturing" on pages 77-78 of the Registration Statement to clarify that the Company does not have any contracts or arrangements with suppliers of component parts and to disclose and describe the arrangements that the Company has entered into with a few electronics distributors for the continuous stockpiling of up to three months' supply of certain key component parts and the supply of these component parts to the Company's contract manufacturers at their request.

Intellectual Property, page 72

24.
Please revise to disclose the number of provisional patent applications and separately disclose the number of non-provisional patent applications. Also, explain the purpose and the benefits of filing a non-provisional rather than a provisional application.

  Response:    In response to the Staff's comment, the Company has revised page 79 of the Registration Statement to disclose the number of provisional and non-provisional patent applications respectively and describe the benefits of a filing a non-provisional patent application.

Principal and Selling Stockholders, page 85

25.
We note your response to prior comment 43. Please advise of the natural persons that hold the voting and dispositive power of Advanced Technology Ventures VII L.P and Canaan Equity Partners II LLC. For example, to the extent that either entity is held by a majority shareholder that exerts voting and/or dispositive power, please advise. Alternatively, if the entities are controlled by a board or designees, please advise of the size of the board and/or the number of designees and their identities. See Rule 418 to the Securities Act. Also, be advised that we continue to believe that the disclosure of the natural persons who exercise voting and/or dispositive powers over the shares held of record by those entities not publicly held must be disclosed in the registration statement. See Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999). In this regard, we refer you to Instruction C to Schedule 13D.

  Response:    In response to the Staff's comments, the Company has revised the disclosure on page 96 of the Registration Statement to include the names of the entities that control and hold voting and dispositive power of Advanced Technology Ventures VII L.P. and Canaan Equity Partners II LLC, as well as the names of the natural persons controlling such entities.

Shares Eligible for Future Sale, Page 92

Lock-Up Agreements, page 93

26.
We refer you to your response to prior comment 44. Although we understand that Acme is not a party to the lock-up agreement and does not have rights or obligations under the lock-up agreement, Item 601(b)(10)(i) of Regulation S-K states that "[o]nly contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest" (emphasis added). Accordingly, upon re-filing your registration statement, please file a form of lock-up agreement.

  Response:    In response the Staff's comments, the Company respectfully submits that it does not have a beneficial interest in the lock-up agreements by and between Goldman, Sachs & Co. and the holders of the Company's stock. Accordingly, the Company has not filed such lock-up agreements as an exhibit to the Registration Statement. The Company is not a party to the lock-up agreements, and is not a named third party beneficiary of the lock-up agreements. The Company is not able to enforce any rights or obligations under the lock-up agreements; for example, Goldman, Sachs & Co. has the sole right to waive the restrictions on transfer and disposition by any stockholder at any time. The mere fact that the Company may in some circumstances derive benefits from the existence of the lock-up agreements, does not mean that the Company has a beneficial interest in the agreements. Accordingly, the Company has not filed copies of the lock-up agreements.

Stock-Based Compensation, page F-14

27.
Tell us why disclosure was added regarding the impact of adopting SFAS 123(R) on the Company's operations for periods after June 30, 2006. Indicate the factors that you cannot predict with certainty and indicate how these factors impact your historical financial statements. In addition, tell us how your critical accounting policy disclosures address these factors.

  Response:    In response to the Staff's comment, the Company respectfully submits that this disclosure was inadvertently included in Amendment No. 1 to the Company's Registration Statement. The Company has revised the disclosure on page F-16 of the Registration Statement to omit the above referenced discussion.

Net Income (Loss) Per Share, page F-17

28.
We note your response to prior comment no. 49 of our letter dated June 29, 2006 and the revised disclosures within this footnote. Provide your calculation for allocating net income to basic and diluted for both preferred stockholders and common stockholders. Explain why the amounts allocated under "basic" as compared to "diluted" are different. If the difference is the result of applying the "as-if-converted" method, explain why the weighted-average shares of common stock outstanding used in computing income per share does not include the conversion of preferred shares "as-if-converted." In addition, tell us why the 125,000 warrants are not being included in the weighted-average shares of common stock outstanding used to compute the diluted income per share.

  Response:    In response to the Staff's comment, the Company respectfully submits that the Company has allocated net income between common and preferred stockholders for both the calculations of basic and diluted earnings per share in accordance with FASB Statement No. 128, Earnings per Share ("SFAS No. 128"), and EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 ("EITF

  03-6"). Under paragraph 61 of SFAS No. 128, income must be allocated to the various classes of stock based on the dividend rights of each class of stock (whether or not the dividends have been declared) and, if applicable, the participation rights in the remaining undistributed earnings.

  In accordance with the provisions of the Company's Eighth Amended and Restated Certificate of Incorporation, the holders of the outstanding shares of each series of preferred stock are entitled to receive, if, when and as declared by the Board of Directors, an annual non-cumulative dividend at the rate of 7% of the original purchase price, or, if greater, as determined on an as-converted basis, an amount equal to that paid on any outstanding shares of common stock (i.e. on a one-for-one as-converted basis).

  In accordance with EITF 03-6, under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

  In calculating the numerator to be used in computing basic net income (loss) per share applicable to common stockholders under the two-step method, the Company has first calculated the net income (loss) applicable to the preferred stockholders based upon the dividend participation rights noted above using the greater of, (1) the undistributed earnings to be allocated to preferred stockholders using the dividend rate of 7% or, (2) the undistributed earnings to be allocated to preferred stockholders determined on a one-for-one as-converted basis.

  The Company then must calculate diluted net income (loss) per share using both the two-step method and the if-converted method to determine which method is more dilutive.

  In calculating the numerator to be used in computing diluted net income (loss) per share applicable to common stockholders under the two-step method, the Company performs an allocation of net income between common and preferred shares outstanding similar to that of the basic earnings per share calculation. However, in calculating the net income (loss) applicable to preferred stockholders under the two-step method, the following differences occur:

  (1)
  when calculating the undistributed earnings to be allocated to preferred stockholders using the dividend rate of 7%, the participating securities for which the dividends are calculated include the warrant to purchase 125,000 shares of Series B convertible preferred stock. This is due to the fact that in the basic calculation, the warrant does not qualify as a participating security as it does not meet the definition of such in its present form which is required by paragraph 9 of EITF 03-6. Under the diluted method, the shares of stock issuable upon exercise of the warrant are deemed outstanding and as such meet the definition of participating securities; and

  (2)
  when calculating the undistributed earnings to be allocated to preferred stockholders determined on a one-for-one as-converted basis, the weighted- average shares outstanding for the period that are used in the calculation gives effect to all potentially dilutive securities, including the conversion of all outstanding preferred stock, the outstanding warrant to purchase 125,000 shares of Series B convertible preferred stock, and stock options using the treasury stock method.

  For the years ended December 31, 2003, 2004 and 2005, no amounts have been allocated to the preferred stockholders as the terms of the convertible preferred stock do not require the preferred stockholders to share in the losses of the Company.

  For the six months ended June 30, 2005, the Company has determined that the two-step method should be used as the effect was more dilutive. Under the two-step method, undistributed earnings of $83,000 were fully allocated to the preferred stockholders in accordance with the dividend participation rights resulting in no earnings being allocated to the common stockholders.

  For the six months ended June 30, 2006, the Company has determined that the two-step method was equal to the if-converted method as, when calculating the diluted net income applicable to common stockholders under the two-step method, the Company determined that the undistributed earnings to be allocated to preferred stockholders should be determined on an as-converted basis in accordance with the dividend participation rights as it resulted in a greater dividend on the preferred stockholders versus using the 7% non-cumulative dividend rate. However, the calculation of earnings per share is shown based on the two-step method. As such, the weighted-average shares of common stock outstanding, used in computing net income per share do not include the conversion of the preferred shares.

  The Company is supplmentally providing to the Staff the schedule for the allocation of net income (loss) to the common and preferred stockholders. See Tab A of the Supplemental Materials.

  Finally, the Company has noted the Staff's question regarding the exclusion of the warrant to purchase 125,000 Series B preferred shares of stock from the number of weighted-average common stock outstanding in calculating diluted earnings per share. The warrant has been excluded from the calculation because, for purposes of diluted earnings per share, it is deemed a participating security and is included in the allocation of earnings to the preferred stock under the two-class method of computing earnings per share.

Stock-Based Compensation, pages 37 - 39

29.
We have considered your response to comment 51 of our letter dated June 29, 2006 and have the following comments:

•
Expand the table on page 38 to indicate whether the valuation used to determine the fair value of the equity instruments granted on each grant date was contemporaneous or retrospective. See paragraph 179b of the AICPA Practice Aid.

  Response:    In response to the Staff's comment, the Company has added disclosure on pages 40-43 of the Registration Statement to indicate whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

  •
  Tell us why the multiple of revenues used in the December 23, 2005 Report was 2.58 while the multiple of revenue used in both the March 15, and May 15, 2006 Report was 4.4. That is, explain why this assumption changed.

  Response:    In response to the Staff's comment, the Company respectfully submits that the multiple of revenues used for the December 23, 2005 report was a trimmed average based on market values of four guideline public companies selected by the independent appraiser. Subsequent to the December 23 appraisal, the Company's investment bankers provided their estimates of the Company's potential value in an IPO which also included their analysis of representative comparable guideline public companies. The Company forwarded these analyses to the appraiser, and the appraiser expanded the list of guideline public companies for the March 15 and May 15 appraisals. A revenue multiple of 4.4 was selected for the March 15 appraisal based on the market values of nine guideline public companies at that date. For the May 15 appraisal, the appraiser left the revenue multiple unchanged despite a decline in the trimmed average multiple for eight guideline companies. One guideline company was eliminated from the analysis due to delays in filing its financial reports.

  Changes in market prices and financial performance of the individual guideline public companies affect the multiples as well. For example, for one of the guideline companies, the multiple of revenues was calculated to be 3.45 as of December 23, 5.58 as of March 15, and 4.2 as of May 15.

  •
  Explain why you apply the "discount for lack of marketability" to the Weighted Value instead of only to the "remaining private" value. We refer you to Section I27 and I28 and S8.4.2 of the AICPA Practice Aid that applies the discount to value assigned for remaining private only.

  Response:    In response to the Staff's comment, the Company respectfully submits that in Appendix I, paragraph 27 of the AICPA Practice Aid, the discount for lack of marketability (DLOM) is applied to one of four scenarios and not to the other three. Each scenario is weighted according to probability. The resulting weighted average value is the indicated value of the common stock.

  In Appendix M of the AICPA Practice Aid, the option-pricing method is used to determine the value of the common stock, and in paragraph 8.4.2, a DLOM is applied to the common stock value.

  In Appendix I, the DLOM is applied before completing the allocation between the preferred and common stock values. In Appendix M, the DLOM is applied after completing the allocation between the preferred and common stock values. The Company's approach is consistent with Appendix M, paragraph 8.4.2. The DLOM is applied after the value of a marketable interest in the common stock has been determined.

  The AICPA Practice Aid does not explain why the DLOM is applied only to the "remain private" scenario. The Company believes that it is appropriate to apply a DLOM to shares that are non-marketable. Shares of a private company that plans to go public or hopes to be acquired are non-marketable until the liquidity event occurs.

  •
  Refer to the "Probability Weighted Value per Common Share" analysis in the valuation report dated May 15, 2006. Explain why you only assigned a probability of 60% for an IPO when the value assigned is significantly more than Sale above LP. Indicate how this percentage correlates to the stage of the IPO process for the company.

  Response:    The Company respectfully submits that in Appendix F, the AICPA Practice Aid describes the following stages in the IPO process:

Appendix F, paragraph:	Stage:
F3	Selection of lead underwriter
F5	Preparation of registration statement
F6	SEC review
F8	Road show
F9	Pricing

  Prior to selection of the lead underwriter, the probability of an IPO was estimated at 35% for the December 23, 2005 appraisal. After step 1, selection of the lead underwriter, the probability was increased to 50% for the March 15 appraisal. During step 2, preparation of the registration statement, the probability was increased to 60% for the May 16 appraisal. The registration statement was filed June 2, 2006.

  As noted in paragraph F6 of the AICPA Practice Aid, "Once a registration statement is filed, a successful IPO still is not assured and the registration process typically takes an additional three to six months. In fact, a significant percentage of IPO filings are withdrawn without becoming effective. A working group of the task force determined that during the seven-year period from January 1, 1995 to December 31, 2001, approximately 22 percent of all IPO's filed were withdrawn..."

  Paragraph F6 notes several reasons that IPOs are withdrawn. One of these is "...an IPO might be withdrawn because a financial or strategic buyer acquires the enterprise." For the May 15 appraisal, this probability was estimated at 25%.

30.
We have considered your response to comment 55 of our letter dated June 29, 2006 and have the following comments:

a)
Expand your disclosures to incorporate a summary of your response in order to explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. In addition, your response should also address the difference between the recent fair value and the midpoint of your IPO offering range.

  Response:    In response to the Staff's comment, the Company has revised its disclosure on pages 38-43 of the Registration Statement to comply with the Staff's request. However, the Company respectfully submits to the Staff that it has not yet identified an offering range for its initial public offering. Once the Company has determined the offering range for its initial public offering, the Company will revise its disclosures to comply with the Staff's request.

  b)
  Your response to comment 55 refers us to your response to comment 51. It does not appear that you have revised your disclosures, as requested. Please revise to provide the following information for each issuance of equity instruments on a grant date for which you did not obtain contemporaneous valuations performed by an unrelated valuation specialist. See paragraph 182 of the Practice Aid.

  •
  Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock and

  •
  Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

  •
  Disclose the valuation alternative selected for each grant date and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist, if one was not obtained.

  Response:    In response to the Staff's comment, the Company has revised its disclosures on pages 38-43 of the Registration Statement to comply with the Staff's request.

* * * *

  We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

  Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Keith Seidman, Chief Financial Officer of the Company at (781) 328-4410.

                      Very truly yours,

                      /s/ Julio E. Vega

                      Julio E. Vega

cc:
Tammy Tangen, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
Anne H. Nguyen Parker, Securities and Exchange Commission
Jeffrey B. Werbitt, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Keith Seidman, Acme Packet, Inc.
Matthew J. Cushing, Bingham McCutchen LLP
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP
Mark L. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP